Exhibit 12

Spartan Stores, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

24-Week Period Ended	Year Ended March
September 9, 2000	2000	1999	1998	1997	1996(1)
Ratio of Earnings to Fixed Charges:
Earnings:

Income/(loss) before income taxes and extraodrinary items	$20,891	$27,501	$24,978	$22,243	$15,384	$(32,168)
Fixed charges	18,010	34,459	12,719	13,943	13,171	13,551
Earnings:	38,901	61,960	37,697	36,186	28,555	(18,617)

Fixed Charges:
Interest expense	13,944	27,294	9,208	10,934	9,700	9,600
Estimate of interest within rental expense(2)	4,066	7,165	3,511	3,009	3,471	3,951
Fixed Charges:	18,010	34,459	12,719	13,943	13,171	13,551

Ratio	2.16	1.80	2.96	2.60	2.17	(1.37)

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(1)	The Company's 1996 operations were affected a restructuring charge of $46.4 million. Excluding this charge, the ratio would have been 2.05.

(2)	Based on a 9% discount factor on the estimated present value of future operating lease payments.